NEXTSEED

FORM C

COVER PAGE



94 Days Left   **0** Investors



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The Rabbit Hole HTX

Houston, Texas

0% OF MINIMUM GOAL

$0 raised

$275,000 min target

Security Type: Revenue Sharing Note
Investment Multiple: up to 1.45x

COMING SOON

· HIGHLIGHTS ·

The Rabbit Hole is an upcoming destination for wine, beer, and craft cocktails in Houston's Heights neighborhood and an in-house kitchen

- The historic property is a 1928 bungalow, offering an intimate experience for visitors
- Elegant ambiance and curated menu leaves guests feeling transported to another world
- Dog-friendly outdoor patio gives the space greater appeal and flexibility
- Plenty of convenient parking, includes space for food trucks

Neighborhood is developing rapidly and increasing in value

- Large scale developments are bringing new life into the area, bringing an influx of young professionals moving into the neighborhood
- Ideally suited for visibility and access near Interstate 610
- The Rabbit Hole will bring historic charm to a burgeoning restaurant and nightlife scene

Managing Partners Ian Frascati and William Daniel bring years of experience building, operating, and marketing unique concepts

- Ian has 30 years of experience building and operating bars from NYC to TX and will participate in the design of the space to create a comfortable atmosphere for guests
- William, a veteran of the US Navy, is a sales and advertising executive with over a decade of experience creating unique brands and managing the execution of high performing marketing campaigns

· COMPANY DESCRIPTION ·

The Rabbit Hole is Houston's next destination for a unique night on the town, filled with warm memories and great drinks.

Designing an intimate and unique destination for craft cocktails, wines, and locally brewed beer in the sprawling Houston Heights, the venue will offer friends, neighbors, and visitors a chance to "go down the rabbit hole" to get a little lost in wonderland.

The Rabbit Hole will feature an in-house kitchen serving up delicious pub fare, a dog-friendly outdoor patio, and additional space to host food trucks on the lot.

Located near Airline Drive and E. 29th Street, The Rabbit Hole is in a highly visible location and is building in the midst of an exciting reinvigoration of the area. Just blocks away, a $9 million investment in the Houston Farmers Market is underway, creating a larger destination for the surrounding neighborhood.

Pre-construction preparations are already underway, and the team anticipates opening the bar by January 2022.



· BUSINESS MODEL ·

The Rabbit Hole is gearing up to build out its space, licensing, setting up systems, and hiring and training employees which should culminate in a grand opening by December 2021 or January 2022.

Upon opening, there will be two predominant revenue streams with the ability to expand with ancillary opportunities.

Primary revenue will come from The Rabbit Hole's signature cocktails, liquor sales, a wine bar, and 20+ taps with a selection of beers. Alcohol sales will make up the majority of revenue.

Secondarily, they will look to offer food from their in-house kitchen. Initially, the kitchen will serve pub fare through the evenings. After opening, the kitchen anticipates expanding into other services to generate additional revenue opportunities.

Further down the line, The Rabbit Hole anticipates hosting events in the parking lot with local food trucks and local entertainment.

· INVESTMENT TERMS ·

Issuer	Type of Offering	Offered By
The Rabbit Hole HTX LLC	Regulation Crowdfunding	Offered by NextSeed Securities, LLC

Offering Min	$275,000
Offering Max	$350,000
Min Individual Investment	$100
Type of Securities	Revenue Sharing Note
Investment Multiple	up to 1.45x Early payment provision: If paid within 36 months, the investment multiple is 1.4x
Revenue Sharing Percentage	12.5%
Maturity	48 months
Payments	Monthly
Security Interest	First lien on all assets of the business
Ownership % Represented by Securities	0% equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in

· USE OF PROCEEDS ·

The NextSeed funds will be allocated towards the build out of the space ($170,000), furniture, fixture & equipment ($80,000), and working capital ($100,000). The estimated project cost is $350,000 and if costs go above the owners will supply the capital injection.



Disclosure   Note Purchase

The Rabbit Hole is a place of elegance and wonder. With the meticulously composed ambiance and curated menu, guests will want to burrow into The Rabbit Hole for a break from the norm.

The Rabbit Hole plays with warm furnishings, whimsical art features and heavy, cozy leather seating. It's designed to be a space where customers can feel transported to another dimension, entirely engrossed in the delicious cocktails and elegant surroundings.



The Rabbit Hole plays with warm furnishings, whimsical art features and heavy, cozy leather seating. It's designed to be a space where customers can feel transported to another dimension, entirely engrossed in the delicious cocktails and elegant surroundings.










·LOCATION ANALYSIS·

The Rabbit Hole will be located in Houston's Heights neighborhood at 1317 E. 29th Street, Houston, TX 77009.

The team is starting with the bones of a historic 1928 residence, transforming a 936 square foot bungalow and 10,000 square foot lot into an intimate and magical destination. In addition to a beautiful bar and furniture for soaking in a delightful evening, the space will include an in-house kitchen and also offer space for food trucks to bring variety to the experience.





The cocktail bar merges historic charm with a burgeoning restaurant and nightlife scene. The neighborhood is developing rapidly and increasing in value as more young professionals and families move into the area. The outdoor patio will be spacious and dog-friendly, and there will be plenty of parking for the patrons.



The Rabbit Hole is located in a high-volume area, convenient for foot traffic and exceptional visibility from Interstate 610. Ideally situated for visibility and access, Eastbound traffic on Interstate 610 sees an average of 205,000 vehicles/day pass directly by. The nearest intersection with Airline Drive brings additional traffic of 18,000 vehicles/day.

Plenty of local development activity is also happening in the area. Renovations at the Houston Farmers Market in the Heights is happening just a few blocks south of The Rabbit Hole. The 14 acres on Airline Drive are seeing a $9 million overhaul. The Lincoln Heights Apartments are newly built and have added nearly 300 units to the area. David Weekley Homes plans a new urban community with a 6.1 acre development. These projects are a signal of a bright future for the area.

The Rabbit Hole is planning to participate in the transformation of the area and add to the ambiance and local dedication.

· THE TEAM ·

 **Ian Frascati**
Managing Partner

Ian Frascati has 30 years of experience building and operating bars from New York City to Texas. Over the last 9 years, Ian has managed commercial and retail projects from all trades. In addition to The Rabbit Hole, Ian has managed the successful construction of several commercial/retail projects in Houston, including Sawyer Ice House.

He will participate in the building, opening, and management of The Rabbit Hole.

 **William Daniel**
Managing Partner

With over a decade as a successful entrepreneur, William brings a genuine passion for crafting effective, memorable advertising and marketing campaigns that spark curiosity and action.

At Kindle Interactive. where he serves as the managing partner, he has successfully launched over 250+ campaigns for a diverse array of clients that range from consumer and hospitality brands to non-profit organizations.

As a proud U.S Navy veteran and native Houstonian, he is thrilled to bring The Rabbit Hole to the Greater Heights.

William will oversee business operations, media, and local partnerships.

· MILESTONES ·

The Rabbit Hole has secured its space and negotiated lease terms. The following timeline has begun in April of 2021.

- Begin Retrofit and Build Out [May - Sept 2021]
- Furnish restaurant and bar area [Sept - Oct 2021]
- Obtain licensing requirements [July - Oct 2021]
- Purchase inventory, kitchen equipment, and POS system [Oct 2021]
- Interview, and train employees [Nov - Dec 2021]
- Grand Opening [Dec 2021 - Jan 2022]

We are looking forward to hiring from the talented pool of bartenders and bar staff in Houston!

Bonus Rewards

EARLY BIRD REWARD `50 REMAINING`

First 50 investors who invest $1,000 or more will receive:

- **Two Invitations to Preview Party + One Complimentary Drink**
- **Investor Name Plate Installed at the Bar.**
- **Custom Branded Pint Glass**
- **15% Discount for First Year (limits apply)**

INVEST

$100+

- **One Complimentary Drink**

INVEST

$500+

- **Two Invitations to Preview Party + One Complimentary Drink**

INVEST

$1,000+

- **Two Invitations to Preview Party + One Complimentary Drink**
- **10% Discount for First Year**
- **Investor Name Plate Installed at the Bar.**

INVEST

$5,000+

- **Two Invitations to Preview Party + One Complimentary Drink**
- **Investor Name Plate Installed at the Bar.**

- **Name a Signature Cocktail**
  Pick the name of one of our signature cocktails! Expires within first year.
- **15% Discount for First Year (limits apply)**





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